Filed by CeNeS Pharmaceuticals plc pursuant to Rule 425
                                                Under the Securities Act of 1933
                                   Subject Company: Cambridge NeuroScience, Inc.
                                  Subject Company Exchange Act File No.: 0-19193
                                       Registration Statement No.: 333-_________


               THE FOLLOWING IS THE PRESS RELEASE DISSEMINATED BY
                   CENES PHARMACEUTICALS PLC ON MAY 23, 2000


             NOT FOR RELEASE, DISTRIBUTION OR PUBLICATION IN OR INTO
            THE UNITED STATES OF AMERICA, CANADA, AUSTRALIA OR JAPAN


                       CENES PHARMACEUTICALS PLC ("CENES")

          PROPOSED ACQUISITION OF CAMBRIDGE NEUROSCIENCE INC. ("CNSI")


CeNeS, the UK biopharmaceutical company, announces the proposed Acquisition of US based CNSI for approximately US$44 million, assuming all CNSI Options are exercised. The consideration will be satisfied by the issue of new CeNeS Shares.

CNSI is a Nasdaq listed neuroscience company based in Cambridge, Massachusetts. It is engaged in the discovery and development of proprietary pharmaceuticals, focusing on nerve cell survival and function. CNSI's development programme includes products to treat neurodegenerative disorders such as multiple sclerosis, peripheral neuropathies, chronic pain and other degenerative diseases.

The Acquisition combines two companies focused on central nervous system disorders and pain control. From an R&D perspective, it broadens CeNeS' product pipeline, expands its R&D skill base and infrastructure and adds drug discovery activities in ion channel blockers to CeNeS' proprietary ion channel screening technology. Strategically, it positions the Company in the US biopharmaceutical community, and provides a pathway to additional revenue opportunities.

Commenting on the proposed acquisition, Daniel Roach, Chief Executive of CeNeS, said: "We see major benefits resulting from this combination. It will build a stronger company with a broader product pipeline, an enhanced skill base and a substantial intellectual property portfolio, particularly in the very important arena of ion channels. We are adding a strategic eastern United States location in the heart of biotechnology innovation, which enables us to market our products and services to US pharmaceutical companies. Finally, we are gaining revenue opportunities by adding two major collaborators, Allergan and Bayer, to an already prestigious list of worldwide life science company partners."

Robert McBurney, President & Chief Executive Officer of CNSI, commented: "We believe this transaction achieves two very important objectives for CNSI and its shareholders. First, it enables shareholders to capture the value inherent in

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our company with a sustained interest in a larger and stronger entity such as
CeNeS. Second, it enables us to leverage the expertise of both companies to accelerate the research and development activities towards commercialisation."

PRESS ENQUIRIES:

CENES                                                   + 44 (0)1223 266 466
Daniel Roach, Chief Executive

ROTHSCHILD                                              + 44 (0)20 7280 5000
Tony Stuart

HOLBORN PUBLIC RELATIONS                                + 44 (0)20 7929 5599
John Bick

CNSI                                               + 1 617 225 0600 ext. 114
Robert McBurney, President & CEO

FEINSTEIN KEAN HEALTHCARE                                   + 1 508 553 2869
Theresa McNeely

This announcement is made in the United Kingdom and does not constitute an offer or invitation to purchase any securities. The offering of new CeNeS Shares to CNSI Stockholders will be made only by means of a Prospectus / Proxy Statement which it is anticipated will be distributed to CNSI Stockholders in approximately 90 days. The documents to be reviewed by the US SEC and the London Stock Exchange, will include, among other things, pro forma combined financial information.

The issue of this announcement has been approved by the directors of CeNeS who accept responsibility for the information contained in it. This announcement has been approved for the purposes of section 57 of the Financial Services Act 1986 by Rothschild, which is regulated in the UK by The Securities and Futures Authority Limited, and is acting for CeNeS and no one else in connection with the Acquisition and will not be responsible to anyone other than CeNeS for providing the protections afforded to customers of Rothschild nor for providing advice in relation to the Acquisition.

A registration statement relating to the CeNeS shares to be offered in the Acquisition will be filed with the US Securities and Exchange Commission. Investors and security holders are advised to read the prospectus regarding the business combination transaction referenced in the foregoing information when it becomes available, because it will contain important information. That prospectus will be filed with the US Securities and Exchange Commission by CeNeS. Cambridge NeuroScience currently files, and CeNeS anticipates that it will file, annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Cambridge or CeNeS at the SEC's public reference rooms in Washington, DC, New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at "http://www.sec.gov." Investors and security holders may obtain a free copy of the prospectus and other documents


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
filed by CeNeS by directing such request to CeNeS Pharmaceuticals plc, Compass House, Vision Park, Chivers Way, Histon, Cambridge, CB4 9ZR United Kingdom.
Attention: Company Secretary. Telephone 44 122-326-6466.

Although not directed to persons in the United States, the following statement is made in accordance with the US Private Securities Litigation Act of 1995. This press release, including its Appendices, contains forward-looking statements concerning future matters, such as the features as well as the functions of, and markets for, products and services offered by CeNeS and CNSI and business plans and strategies. These forward-looking statements also include statements concerning the advantages of the proposed Acquisition; the products and services to be offered by the Enlarged Group; the benefits of the Acquisition with regard to CeNeS; and other statements regarding matters that are not historical. Forward-looking statements are subject to risks and uncertainties, and actual results might differ materially from the results discussed in the forward-looking statements. For example, there can be no assurance that any of the expected advantages of the Acquisition will be realised. Factors that could cause or contribute to differences in results include: risks associated with integration of the operations of CeNeS and CNSI; the effect on the Enlarged Group of the failure to realise the anticipated benefits of the Acquisition; general conditions in the businesses of the companies, particularly the success of existing clinical trials; competitive factors in the industry.













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
             NOT FOR RELEASE, DISTRIBUTION OR PUBLICATION IN OR INTO
            THE UNITED STATES OF AMERICA, CANADA, AUSTRALIA OR JAPAN


                       CENES PHARMACEUTICALS PLC ("CENES")

               PROPOSED ACQUISITION OF CAMBRIDGE NEUROSCIENCE INC.
                                    ("CNSI")

INTRODUCTION

The boards of CeNeS and CNSI announce that they have signed a definitive merger agreement under which CeNeS has conditionally agreed to acquire CNSI. The total consideration for the Acquisition, assuming that the CNSI Options are exercised, is approximately US$44 million, to be satisfied in new CeNeS Shares. The Acquisition is conditional, inter alia, upon the approval of CeNeS and CNSI Shareholders. Subject to the satisfaction of certain conditions, it is expected that the Acquisition will become effective in the last quarter of 2000, due to the timetable imposed by the US SEC filing requirements.

BACKGROUND

The Acquisition combines two companies to form an Enlarged Group focused on central nervous system disorders, pain control and drug delivery. The Enlarged Group will generate revenues from research and development collaborations, drug delivery / formulation contracts, contract ion channel and molecular biology services and through the sale of cognitive testing products and services.

The Enlarged Group will have a product pipeline that includes Moraxen, a novel formulation of morphine that has been submitted for marketing approval to the UK Medicines Control Agency.

The pipeline will have five different pain programmes: Moraxen for post operative pain (Phase III) and M6G for post operative pain (Phase II), an opioid analgesic for cancer breakthrough pain (Phase II), and analgesic tripeptides (Pre-clinical), sourced from CeNeS, and CNS 5161 for neuropathic pain (Phase II) sourced from CNSI.

It will also contain a phase II drug for the treatment of stroke and clinical trials targeting sleep disorders (Phase II in healthy volunteers) and substance abuse (Phase II) from the CeNeS pipeline. CeNeS will contribute a pre-clinical research project targeting schizophrenia, and CNSI will contribute pre-clinical research projects targeting multiple sclerosis and glaucoma. CeNeS' research is currently focused on Alzheimer's disease and Parkinson's disease, while CNSI is focused on multiple sclerosis. Both companies have research activities in ion channels as drug targets.

Within the ion channel field both companies have significant intellectual property. The Enlarged Group will have CNSI's library of more than 2,000 compounds specifically targeted to ion channels within which there is a portfolio of 45 issued and 15 pending US patents and CeNeS' proprietary ion channel screening technology which automates the complex process of measuring electrical currents across cell membranes.

MANAGEMENT

Robert McBurney, formerly Senior Vice President and Chief Scientific Officer of CNSI, will replace Harry Wilcox as President & CEO of CNSI, although Harry will remain on the board of CNSI until completion of the transaction. As at 1st July 2000 Neil Clark, currently Group Financial Controller and Company Secretary, will assume the role of Group Financial Director of CeNeS from David Kirk who is leaving CeNeS to devote more time to other business interests. David will remain in a consultancy role until completion of this transaction.

All the remaining directors of CeNeS will continue in their existing positions in the Enlarged Group. Paul O'Brien, Chairman of CNSI, and Harry Wilcox, former CEO of CNSI, will be invited to join the board of CeNeS on or shortly after Completion, as non-executive directors.

The Enlarged Group's headquarters will be in Cambridge, UK.

TERMS OF THE ACQUISITION

Under the terms of the Acquisition Agreement, the total consideration payable to CNSI Stockholders is approximately US$44 million, assuming that all CNSI Options are exercised, which will be satisfied by the issue of new CeNeS Shares.

CNSI Stockholders will receive new CeNeS Shares equal to a value of US$2.25 per CNSI Share under a prescribed formula, as set out in the Acquisition Agreement, valuing the whole of the current issued share capital of CNSI at approximately US$41 million. The number of new CeNeS Shares to be issued will be calculated on the basis of the average closing mid market price of a CeNeS Share over the ten trading days ending two days prior to the Completion Date (the "Trading Range"), converted into US dollars by reference to the average exchange rate over each of those days. The average closing price of a CeNeS Share will be subject to a minimum and maximum price of US$0.9586 and US$1.3915 respectively.

Based on the closing price of a CeNeS Share of 86 pence and an exchange rate of US$1.4844:(pound)1 on 19 May 2000 (the latest practicable date prior to this announcement), assuming all CNSI Options are exercised, CeNeS would be required to issue approximately 34.5 million new CeNeS Shares, which would represent approximately 25 per cent. of the Enlarged Group's fully diluted issued share capital.

The Acquisition, which is expected to become effective in the last quarter of 2000, has been approved by the boards of both CeNeS and CNSI, and is subject to the approval of their shareholders and certain other conditions.

CeNeS expects to send a circular to its shareholders in approximately 90 days, following US SEC clearance of the documentation relating to the Acquisition, providing details of the proposed Acquisition and a notice convening an extraordinary general meeting.

INFORMATION ON CENES

CeNeS is focused on developing drugs for CNS disorders and pain control and the development of controlled release drug delivery products in a range of therapeutic areas. The group has l00 staff working from modern research and manufacturing facilities in Cambridge, England and Irvine in Scotland.

CeNeS applies a commercially driven approach to R&D activities, while seeking to partner other programmes as appropriate to generate income, share risk and assist in the validation of the underlying technologies. The CeNeS Group has clinical programmes for the treatment of stroke, pain, schizophrenia, sleep disorders and substance abuse.

The portfolio of drug candidates and research projects has been compiled by both in-licensing agreements and collaborative development programmes. In-licensing agreements have been signed with Novo Nordisk, Glaxo Wellcome, BTG and Bioglan Pharmaceuticals. CeNeS is also conducting research through collaborative programmes into new therapeutic approaches for the treatment of Alzheimer's and Parkinson's disease.

CeNeS has three revenue generating business units. CeNeS Drug Delivery offers technologies targeted to meet specific therapeutic needs. These technologies are exploited through contract formulation and development projects with pharmaceutical companies. The CeNeS cognition business provides equipment and services in the area of cognition research. The CeNeS Channelwork business has expertise in ion channel research and sells contract services to the pharmaceutical industry. Channelwork is also developing high throughput screening systems for the testing of ion channel modulators, a valuable resource in ion channel drug discovery.

Summary financial information, extracted from the audited financial information for the year ended 31 December 1999, is set out below:

--------------------------------------------------------------------------------
(pound)'000                                        Year end to 31 December 1999
--------------------------------------------------------------------------------
Turnover                                                                     31
Operating loss                                                          (8,981)
Loss per share                                                          (26.8p)
Net assets                                                               39,596
--------------------------------------------------------------------------------

The summary financial information above includes two weeks results for CeNeS Limited from the date of completion of the merger with Core Group plc on 13 December 1999.

For more information, visit the CeNeS website at WWW.CENES.COM

INFORMATION ON CNSI

CNSI, based in Cambridge, Massachusetts, USA, is a neuroscience company engaged in the discovery and development of proprietary pharmaceuticals focusing on nerve cell function and survival. CNSI is developing products to treat chronic pain and neurodegenerative disorders such as multiple sclerosis and peripheral neuropathies.

CNSI's technologies include a range of proprietary compounds known as ion-channel blockers which act on specific nerve cells to modify their activity or to minimise their destruction in degenerative disorders of the central nervous system. CNSI's lead ion-channel blocker, CNS 5161, is a potent and selective NMDA ion-channel blocker being developed to treat neuropathic pain. CNS 5161 has completed two Phase I studies and was shown to have beneficial analgesic actions. Other indications targeted by the CNSI's ion-channel drug discovery efforts include stroke, brain and spinal cord injury, glaucoma and peripheral neuropathies.

To advance the development of several of its programs, CNSI has entered into two strategic partnerships. Through a collaboration with Allergan, Inc., a worldwide leader in ophthalmic products, the companies are jointly discovering sodium ion-channel blockers, NMDA ion-channel blockers and combination ion-channel blockers for the treatment of glaucoma. CNSI has also partnered with Bayer, AG to develop recombinant Glial Growth Factor 2 (GGF2), for the treatment of neurodegenerative diseases such as multiple sclerosis.

Summary financial information, extracted from the audited financial information for the year ended 31 December 1999, is set out below:

--------------------------------------------------------------------------------
US$'000                                            Year end to 31 December 1999
--------------------------------------------------------------------------------
Revenues                                                                  1,443
Operating loss                                                          (4,332)
Loss per share                                                          ($0.21)
Net assets                                                               10,016
--------------------------------------------------------------------------------

For more information, visit CNSI's website at WWW.CAMBNEURO.COM

PRESS ENQUIRIES:

CENES                                                    + 44 (0)1223 266 466
Daniel Roach, Chief Executive

ROTHSCHILD                                               + 44 (0)20 7280 5000
Tony Stuart

HOLBORN PUBLIC RELATIONS                                 + 44 (0)20 7929 5599
John Bick

CNSI                                                + 1 617 225 0600 ext. 114
Robert McBurney, President & CEO

FEINSTEIN KEAN HEALTHCARE                                    + 1 508 553 2869
Theresa McNeely

This announcement is made in the United Kingdom and does not constitute an offer or invitation to purchase any securities. The offering of new CeNeS Shares to CNSI Stockholders will be made only by means of a Prospectus / Proxy Statement which it is anticipated will be distributed to CNSI Stockholders in approximately 90 days. The documents to be reviewed by the US SEC and the London Stock Exchange, will include, among other things, pro forma combined financial information.

The issue of this announcement has been approved by the directors of CeNeS who accept responsibility for the information contained in it. This announcement has been approved for the purposes of section 57 of the Financial Services Act 1986 by Rothschild, which is regulated in the UK by The Securities and Futures Authority Limited, and is acting for CeNeS and no one else in connection with the Acquisition and will not be responsible to anyone other than CeNeS for providing the protections afforded to customers of Rothschild nor for providing advice in relation to the Acquisition.

A registration statement relating to the CeNeS shares to be offered in the Acquisition will be filed with the US Securities and Exchange Commission. Investors and security holders are advised to read the prospectus regarding the business combination transaction referenced in the foregoing information when it becomes available, because it will contain important information. That prospectus will be filed with the US Securities and Exchange Commission by CeNeS. Cambridge NeuroScience currently files, and CeNeS anticipates that it will file, annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Cambridge or CeNeS at the SEC's public reference rooms in Washington, DC, New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at "http://www.sec.gov." Investors and security holders may obtain a free copy of the prospectus and other documents filed by CeNeS by directing such request to CeNeS Pharmaceuticals plc, Compass House, Vision Park, Chivers Way, Histon, Cambridge, CB4 9ZR United Kingdom.
Attention: Company Secretary. Telephone 44 122-326-6466.

Although not directed to persons in the United States, the following statement is made in accordance with the US Private Securities Litigation Act of 1995. This press release, including its Appendices, contains forward-looking statements concerning future matters, such as the features as well as the functions of, and markets for, products and services offered by CeNeS and CNSI and business plans and strategies. These forward-looking statements also include statements concerning the advantages of the proposed Acquisition; the products and services to be offered by the Enlarged Group; the benefits of the Acquisition with regard to CeNeS; and other statements regarding matters that are not historical. Forward-looking statements are subject to risks and uncertainties, and actual results might differ materially from the results discussed in the forward-looking statements. For example, there can be no assurance that any of the expected advantages of the Acquisition will be realised. Factors that could cause or contribute to differences in results include: risks associated with integration of the operations of CeNeS and CNSI; the effect on the Enlarged Group of the failure to realise the anticipated benefits of the Acquisition; general conditions in the businesses of the companies, particularly the success of existing clinical trials; competitive factors in the industry.


                                  APPENDIX ONE

                                   DEFINITIONS

Acquisition                         the proposed acquisition of CNSI by CeNeS
                                    through a merger of CeNeS America Inc., a wholly owned subsidiary of CeNeS, with and into CNSI on the terms of the Acquisition
                                    Agreement as described in the announcement

Acquisition Agreement               the Agreement dated as of 22 May 2000
                                    between CeNeS, CeNeS America Inc., a wholly owned subsidiary of CeNeS, and CNSI which details the terms of the Acquisition

"CeNeS" or "the Company"            CeNeS Pharmaceuticals plc

CeNeS Group                         CeNeS and its subsidiaries prior to
                                    completion of the Acquisition

CeNeS Share                         ordinary shares of 10p in CeNeS

CeNeS Shareholders                  holders of existing ordinary shares of 10p
                                    each in CeNeS

CNSI                                Cambridge NeuroScience Inc.

CNSI Common Stock                   shares of common stock of US$0.01 par value
                                    in CNSI

CNSI Common Stockholders            holders of common stock of US$0.01 par value
                                    in CNSI

CNSI Options                        options over 1,455,930 CNSI Common Stock

Completion                          completion of the Acquisition which shall
                                    occur immediately prior to the filing of the certificate of merger

Completion Date                     the date upon which Completion occurs

Enlarged Group                      CeNeS as enlarged by the Acquisition

new CeNeS Shares                    the new ordinary shares of 10p each in CeNeS
                                    to be issued in connection with the
                                    Acquisition


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Rothschild                          N M Rothschild & Sons Limited

US SEC                              the US Securities and Exchange Commission

US                                  the United States of America














                                       10